EXHIBIT 99





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PRESS RELEASE

                  INTERSHOP REPORTS THIRD QUARTER 2000 RESULTS

               REVENUES INCREASED 235 PERCENT COMPARED TO Q3 1999
                      INTERSHOP ENFINITY DRIVES THE GROWTH

HAMBURG/SAN  FRANCISCO,  OCTOBER 31, 2000 - Intershop  Communications  AG (Neuer
Markt: ISH, NASDAQ: ISHP), one of the world's leading providers of e-commerce applications and software solutions, today announced financial results for the third quarter of 2000, which ended September 30, 2000.

Third  quarter  revenues  increased  235  percent  to Euro 35.2  million  ($31.0 million) from Euro 10.5 million ($9.2 million) for the same period in 1999 and 8 percent  sequentially  from Euro 32.6  million  ($28.7  million)  in the  second quarter. On a year to date basis, revenues increased by 244 percent to Euro 92.8 million ($81.6  million) as compared to Euro 27.0 million ($23.7 million) in the prior year period.

The company  reported a third  quarter  2000 net loss of Euro 9.8 million  ($8.6 million),  compared  to a loss of Euro 3.4  million  ($2.9  million) in Q3 1999.
Intershop  announced  a third  quarter  loss of Euro  0.12  ($0.10)  per  share, compared to a loss of Euro 0.04  ($0.04) per share a year ago.  Year to date net loss was Euro 6.8  million  ($6.0  million)  compared to a net loss of Euro 11.0 million ($9.7 million) in the first nine months of 1999. Nine month year to date earnings  posted a loss of Euro 0.08  ($0.07)  per share,  compared to a loss of
Euro 0.14 ($0.12) per share a year ago.

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================================== ============= ============= ============ ============= ===============
In millions, except per share      Q3, 2000       Q3, 1999      % Annual     Q2, 2000      % Sequential
data and percentages                                              Growth                       Growth
================================== ============= ============= ============ ============= ===============
Total Revenue                       Euro 35.2     Euro 10.5       235%       Euro 32.6          8%
================================== ============= ============= ============ ============= ===============
Operating Income (Loss)             Euro (9.2)    Euro (3.5)      164%       Euro 0.8
================================== ============= ============= ============ ============= ===============
Net Income (Loss)                   Euro (9.8)    Euro (3.4)      193%       Euro 1.3
================================== ============= ============= ============ ============= ===============
Diluted Net Income (Loss) Per       Euro (0.12)   Euro (0.04)     200%       Euro 0.02
Share
================================== ============= ============= ============ ============= ===============

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================================== ======================= ======================= ======================
In millions, except per share        Nine months ended       Nine months ended           % Growth
data and percentages                      9/30/00                 9/30/99
================================== ======================= ======================= ======================
Total Revenue                            Euro 92.8               Euro 27.0                 244%
================================== ======================= ======================= ======================
Operating Income (Loss)                  Euro (7.4)              Euro (12.0)               -39%
================================== ======================= ======================= ======================
Net Income (Loss)                        Euro (6.8)              Euro (11.0)               -38%
================================== ======================= ======================= ======================
Diluted Net Income (Loss) Per            Euro (0.08)             Euro (0.14)               -43%
Share
================================== ======================= ======================= ======================

Total  license  revenues  increased  245  percent  to Euro 19.6  million  ($17.3 million) from the comparable third quarter 1999 figure of Euro 5.7 million ($5.0 million), but decreased sequentially by 13 percent compared to Euro 22.5 million in the second quarter of 2000 due to seasonality impacts. The main growth driver in the quarter was INTERSHOP Enfinity,  launched in Q4 1999.  INTERSHOP Enfinity is a complete enterprise sell side e-commerce solution that allows businesses to sell anywhere over the Internet.  Enfinity sales rose 39 percent  compared to Q2
2000, with the most significant  growth coming in the United States market where
Enfinity revenues increased by 159 percent sequentially.

MANAGEMENT REVIEW
INTERSHOP chief executive officer Stephan Schambach commented, "We are very pleased with the record revenues for the third quarter, especially the revenue growth within our flagship Enfinity enterprise e-commerce solution. The Enfinity product line set records during the third quarter in terms of revenue, number of licenses sold and average deal size. Enfinity is the only true packaged, global e-commerce solution available on the market. The superior architecture, speed to market implementation and low cost of ownership helped differentiate our Enfinity

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product  from our  competitors  during the quarter.  Major  customer and partner wins, intensified marketing activities and our listing on NASDAQ have clearly increased our brand visibility in the United States."

"Third quarter revenues reflect our eleventh consecutive quarter of revenue growth. On an annual comparison basis, we more than tripled our quarterly revenues for the fourth time in a row." stated Wilfried Beeck, INTERSHOP's chief financial officer. He continued, "We traditionally experience a slowdown in license revenue growth in the third quarter, mainly due to reduced business activity in the software industry in Europe during the summer months. INTERSHOP responded to higher than anticipated market growth by increasing spending on marketing, product development and consulting services. Extraordinary expenses during the quarter were primarily related to a Euro 7 million ($6.2 million) advertising campaign and acquisition related costs of Euro 1.2 million ($1.1 million)."

"Looking ahead, and assuming similar business conditions and relatively stable currency rates for the fourth quarter, we expect revenues in a range of Euro 40 million ($35 million) to Euro 50 million ($44 million). INTERSHOP's strategy of investing in prospective growth as well as extraordinary expenses resulting from the acquisitions of Subotnic and Owis are expected to prevent the Company from achieving break-even for the year 2000 as a whole."

QUARTERLY HIGHLIGHTS

CUSTOMERS
o INTERSHOP continued to expand its client base through 281 new customer wins. Total third quarter customers were 567 including world class enterprises such as Bertelsmann, ABB Motors, Otto Group, Motorola, Shell
     Chemical,  Intel, Wella, Deutsche Telekom,  Time Life, Mobilcom,  Homebase,
     Playmobil, Spiegel, Vobis, Electronic Partners, Terranetworks, Sparkasse, rooster.com and Altodigital. Repeat business from existing customers accounted for 59 percent of revenues during the quarter.
o 64 INTERSHOP Enfinity platforms were sold during the quarter bringing the cumulative number of Enfinity platforms sold to date to 195.

CHANNEL DEVELOPMENT
o INTERSHOP attracted new integration and consulting partners such as EDS, Etensity, Agility and PSI. Concurrently, the Company also expanded its existing relationships with leading eServices companies like IBM Global
     Services,  Hewlett-Packard,  PriceWaterhouseCoopers,  Andersen  Consulting,
     Unisys, Sapient, Pixelpark and Icon Medialab. During the third quarter, revenues generated through channel partners totaled 45 percent of total revenues. INTERSHOP trained a record number of 3,840 external consultants during the quarter compared to 2,675 in the previous quarter.
o INTERSHOP successfully executed its partnerships with Hewlett-Packard and Intel, and expanded its global alliance with CommerceOne to connect suppliers to e-marketplaces. As part of the agreement, CommerceOne and INTERSHOP will jointly promote and market e-commerce solutions in addition to aligning, educating and compensating their global sales forces to offer complementary solutions. Enfinity Cartridges for CommerceOne MarketSite and CommerceOne GalerieConnector have already been developed.

NEW PRODUCTS
o    In July,  INTERSHOP launched the new release INTERSHOP 4.2 product line for hosted e -commerce services including the INTERSHOP  Universal  Marketplace
     Enabler  for  easy  integration  of  online   storefronts  into  electronic
     marketplaces.
o    INTERSHOP was also focused on the  development  and the  preparation of the launch of the new INTERSHOP  Enfinity 2.0 release  which was  introduced at the INTERSHOP Open 2 event in New York at October 30.

CORPORATE STRUCTURE
o INTERSHOP continued its organizational expansion around the world with the total number of employees increasing by 252 to 1,017.
o INTERSHOP established new office locations in Seoul, Taipei, Berlin and Ilmenau, and existing offices were expanded.

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ACQUISITION ACTIVITY
o    In  August,   INTERSHOP  acquired  Subotnic  GmbH.   Berlin-based  Subotnic
     specializes in the development of content management software and solutions
     designed  to  integrate  with  electronic   commerce  systems.   With  this
     acquisition,  INTERSHOP  plans to expand  its  product  offering  by adding
     Content Integrated Commerce functionality to our INTERSHOP Enfinity product suite.
o    Effective  on July  1st,  INTERSHOP  acquired  Owis  GmbH  gaining  over 70 engineers with expertise and project experience in object oriented software development.

CAPITAL STRUCTURE
o On September 29, 2000 INTERSHOP successfully completed its listing on the NASDAQ stock exchange. In conjunction with the American Depositary Shares
     (ADS) listing, INTERSHOP placed 1,675,000 shares or the equivalent of 3,350,000 ADS's yielding the Company net proceeds of Euro 116 million ($102 million). On August 15, the Company placed 100,000 shares (pre-split) with institutional investors and gained net proceeds of Euro 39 million ($ 34 million).


ABOUT INTERSHOP:

Intershop Communications, Inc., is a leading provider of sell-side eBusiness applications for enterprises selling through multiple channels. Intershop's feature-rich eBusiness applications enable companies to sell direct, through distributors and marketplaces, and integrate with brick and mortar operations.
Specifically designed to support the many ways that organizations sell, Intershop's solutions are designed for quick implementation and seamless integration into existing systems. Intershop provides applications and solutions to some of the world's largest enterprises, including Hewlett -Packard, Intel, Motorola, Shell and Time Warner. Founded in 1992, Intershop is headquartered in
San Francisco  with offices in the U.S.,  Germany,  France,  Australia,  Canada,
Brazil, Sweden, Finland, Korea, Hong Kong, Singapore and the United Kingdom and can be found on the World Wide Web at HTTP://WWW.INTERSHOP.COM.



Inquiries U.S.:                         Press Inquiries U.S.:
Phil Oreste                             Kathleen O'Boyle
VP Finance of the Americas              VP Corp. Communications
Intershop Communications. Inc.          Intershop Communications, Inc.
T: +1-415-844-3794                      T: +1-415-844-3796
F: +1-415-449-3573                      F: +1-415-844-3800

Inquiries Europe:                       Financial Press Inquiries Europe:
Dr. John Lange                          Heiner Schaumann
Director Investor Relations             Director Executive Communications
Intershop Communications AG             Intershop Communications AG
T: +49-40-23709-128                     T: +49-3641-894-120
F: +49-40-23709-111                     F: +49-3641-894-444


THIS PRESS RELEASE  CONTAINS  FORWARD-LOOKING  STATEMENTS  ABOUT EXPECTED FOURTH
QUARTER REVENUE AND EARNINGS, CHANGING MARKET STRATEGIES,  DEMAND FOR ELECTRONIC
COMMERCE  SOFTWARE  AND  RELATED  SERVICES,  EXPANDING  SALES  IN THE  COMPANY'S
TRADITIONAL   MARKET   AND   ANTICIPATED   DEMAND  FOR  NEW   OFFERINGS.   THESE
FORWARD-LOOKING  STATEMENTS  INVOLVE A NUMBER OF RISKS  AND  UNCERTAINTIES  THAT
COULD CAUSE ACTUAL  RESULTS TO DIFFER  MATERIALLY.  THE RISKS AND  UNCERTAINTIES
INCLUDE,  BUT ARE NOT LIMITED TO, THE  FOLLOWING:  BUSINESS  CONDITIONS  AND THE
GENERAL  ECONOMY;   CHANGES  IN  DISTRIBUTION   CHOICES  AND  CHANNEL  PARTNERS;
COMPETITIVE FACTORS;  SALES AND MARKETING  EXECUTION;  SHIFTS IN TECHNOLOGIES OR
MARKET DEMAND.  ADDITIONAL INFORMATION COVERING FACTORS THAT COULD CAUSE RESULTS
TO DIFFER MATERIALLY FROM PROJECTED  STATEMENTS CAN BE FOUND IN INTERSHOP'S 1999
ANNUAL  REPORT,  PRIOR  QUARTERLY  FILINGS  AND OTHER  DOCUMENTS  FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION.

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

                            INTERSHOP COMMUNICATIONS AG
                       CONDENSED CONSOLIDATED BALANCE SHEET
                           (IN THOUSANDS EURO; UNAUDITED)

                                                                  September 30,     December 31,
                                                                      2000              1999
                                                                      ----              ----
      ASSETS
      Current assets:
           Cash and cash equivalents                               Euro 32.651      Euro 12.065
           Restricted cash                                               1.485            1.437
           Trade receivables, net                                       48.039           23.333
           Receivable for secondary offering proceeds                  115.857                -
           Prepaid expenses and other current assets                    15.022            3.870
                                                                  -------------     ------------
               Total current assets                                    213.053           40.705
           Property and equipment, net                                  17.496            5.610
           Investments                                                   2.470            6.222
           Other assets                                                  6.650            1.252
                                                                  -------------     ------------
               Total assets                                       Euro 239.669      Euro 53.789
                                                                  =============     ============

      LIABILITIES AND SHAREHOLDERS' EQUITY
      Current liabilities:
           Current debt and current maturities of long-term debt        Euro -          Euro 33
           Notes payable to shareholder                                 16.489            7.000
           Accounts payable                                              6.143            5.149
           Accrued liabilities                                          30.919            9.960
           Deferred revenue                                              8.646            8.542
                                                                  -------------     ------------
               Total current liabilities                                62.198           30.685
      Long-term debt                                                         -               20
      Deferred revenue                                                      37              220
               Total liabilities                                        62.235           30.925
                                                                  --------------    ------------
      Shareholders' equity
           Common stock                                                 87.728           16.878
           Paid-in capital                                             151.139           48.169
           Notes receivable from shareholder                                 -             (141)
           Deferred compensation                                           (42)            (273)
           Accumulated deficit                                         (63.426)         (45.406)
           Accumulated other comprehensive income                        2.035            3.636
               Total shareholders' equity                              177.435           22.864
                                                                  -------------     ------------
               Total liabilities and shareholders' equity         Euro 239.669      Euro 53.789
                                                                  =============     ============

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                           INTERSHOP COMMUNICATIONS AG
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
            (IN THOUSANDS EURO, EXCEPT PER SHARE AMOUNTS; UNAUDITED)

                                                                   Three Months Ended              Nine Months Ended
                                                                       September 30,                  September 30,
                                                                    2000           1999          2000            1999
                                                                    ----           ----          ----            ----

        Revenues:
            Licences                                              Euro 19.618    Euro 5.690    Euro 59.568   Euro 16.205
            Services, maintenance and other revenue                    15.594         4.812         33.186        10.767
                                                                  -----------   -----------    -----------   -----------
            Total revenues                                             35.212        10.502         92.753        26.972

        Cost of revenues:
            Licences                                                      705         1.191          3.986         2.537
            Services, maintenance and other revenue                    11.825         1.764         26.031         5.069
                                                                  -----------   -----------    -----------   -----------
            Total costs of revenues                                    12.530         2.955         30.017         7.606

            Gross Profit                                               22.683         7.547         62.737        19.366


        Operating Expenses:
            Research and development                                    3.178         2.149          6.712         5.128
            Sales and marketing                                        23.227         6.321         48.545        18.768
            General and administrative                                  5.047         2.537         14.356         7.448
            Goodwill and intangible asset amortization                    442            24            475            56
                                                                  -----------   -----------    -----------  ------------
            Total operating expenses                                   31.893        11.031         70.088        31.399


        Operating Loss                                                 (9.211)       (3.484)        (7.351)      (12.034)
        Other income (expense), net:
            Interest income                                               213           106            438           395
            Interest expense                                             (347)          (29)          (486)          (24)
            Other income                                                 (464)           57            551           647
                                                                  -----------   -----------    -----------  ------------
            Total other income (expense)                                 (598)          134            503         1.018

        Net Loss                                                  Euro (9.808)  Euro (3.350)   Euro (6.849) Euro (11.016)
                                                                  ============  ============   ===========  ============

        Basic and Diluted net loss per share                      Euro  (0.12)  Euro  (0.04)   Euro  (0.08) Euro     (14)
                                                                  ============  ============   ===========  ============
        Shares used in computing basic and
             Diluted net loss per share                                83.756        80.647         83.032        79.108
                                                                  ------------  ------------   -----------  ------------
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